Act: 1934
Section:
Rule: 12G4(A)
Public Availability: 2/3/2010

NO ACT

DC PE 1-28-2010


10010579

February 3, 2010


Received SEC
03 2010
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Perot Systems Corporation
Incoming letter dated January 28, 2010

Based on the facts presented, the Division will not object if Perot Systems stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2009. In reaching this position, we note that Perot Systems has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-4 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Perot Systems will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Mark F. Vilardo
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2010

Mail Stop 4561

John W. Martin
Baker Botts LLP
2001 Ross Avenue
Dallas, Texas 75201-2980

Re: Perot Systems Corporation

Dear Mr. Martin:

In regard to your letter of January 28, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

BAKER BOTTS LLP

2001 ROSS AVENUE
DALLAS, TEXAS
75201-2980

TEL +1 214.953.6500
FAX +1 214.953.6503
www.bakerbotts.com

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AUSTIN
BEIJING
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WASHINGTON

January 28, 2010

Rule 12h-3 under the Securities Exchange Act of 1934;
Section 15(d) of the Securities Exchange Act of 1934

John W. Martin
TEL +1 (214) 953-6757
FAX +1 (214) 661-4757
john.martin@bakerbotts.com

Via Email

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Email: cfletters@sec.gov

Re: Perot Systems Corporation (File No. 001-14773)

Ladies and Gentlemen:

We are writing on behalf of our client Perot Systems Corporation, a Delaware corporation ("Perot Systems"), to seek concurrence from the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") with Perot Systems' view that the updating of Perot Systems' registration statements on Form S-4 and Form S-8 during its fiscal year ended December 31, 2009 pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), will not preclude Perot Systems from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend immediately its obligation to file current and periodic reports under Sections 13(a) and 15(d) of the Exchange Act with respect to Perot Systems' Class A Common Stock, par value $0.01 per share (the "Common Stock"). Subject to the Staff's concurrence with the request set forth in this letter, Perot Systems intends to file a certification on Form 15 (the "Form 15") pursuant to Rules 12g-4(a)(1) and 12h-3(b)(l)(i) to terminate and suspend (as the case may be) its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act, including Perot Systems' duty to file on or before March 1, 2010 its Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

I. Background

On September 20, 2009, Perot Systems entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among Perot Systems, Dell Inc., a Delaware corporation ("Dell"), and DII - Holdings Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Dell ("Purchaser"), providing for, among other things, the merger of Purchaser with and into Perot Systems (the "Merger"), with Perot Systems continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Dell. Pursuant to the terms and conditions of the Merger Agreement, on October 2, 2009, Purchaser commenced a tender offer to purchase all of the shares of Common Stock issued and outstanding (the "Shares") for $30.00 per Share (the "Offer Price") without interest thereon and less any applicable withholding or stock transfer taxes, on the terms and subject to the conditions provided for in the Merger Agreement (such cash tender offer, the "Offer"). The Offer was consummated on November 3, 2009. Following Purchaser's acceptance for payment of all validly tendered and not properly withdrawn Shares on November 3, 2009, and pursuant to the terms of the Merger Agreement, Purchaser merged with and into Perot Systems in accordance with the provisions of Delaware law that authorize the completion of the Merger as a "short form" merger without a vote or meeting of the stockholders of Perot Systems. In order to complete the Merger as a "short form" merger under § 253 of the General Corporation Law of the State of Delaware (the "DGCL"), on November 3, 2009, Purchaser exercised its "top-up" option pursuant to the Merger Agreement. The "top-up" option permitted Purchaser to purchase a number of newly issued Shares directly from Perot Systems for the Offer Price sufficient to cause Purchaser to own, immediately after the exercise of such option and the issuance of such Shares, one Share more than 90% of the total outstanding Shares of Perot Systems.

At the time the Merger became effective on November 3, 2009 (the "Effective Time"):

(a) each outstanding Share (other than Shares (i) held in the treasury of or reserved for issuance by Perot Systems, (ii) held by Dell or Purchaser, (iii) held by direct or indirect wholly-owned subsidiaries of Dell or Perot Systems, (iv) which have been cashed out or settled pursuant to Perot Systems' equity based compensation plans ("Stock Plans") as described below, and (v) held by stockholders who validly exercise appraisal rights under Delaware law) was automatically converted into the right to receive the Offer Price without interest thereon and less any applicable withholding or stock transfer taxes, on the terms and subject to the conditions set forth in the Merger Agreement;

(b) except as noted in (d) below, all options to purchase Shares and stock appreciation rights settleable in Shares (collectively, "Company Stock Option Awards") granted under any of Perot Systems' Stock Plans and outstanding immediately prior to the time that Dell owned at least 80% of the outstanding Shares for purposes of section 1504 of the Internal Revenue Code of 1986, as amended (the "Threshold Time"), vested and were cancelled immediately following the Threshold Time, and the holder of each such Company Stock Option Award was entitled to receive from Dell or Purchaser an amount (without interest thereon and subject to any applicable withholding tax) in cash equal to the product of (x) the excess, if any, of the Offer Price over the exercise price or base price, as applicable, per Share of such Company Stock Option Award, multiplied by (y) the total number of Shares subject to such Company Stock Option Award;

(c) except as noted in (d) below, each restricted stock unit (including any restricted stock award, phantom restricted stock award, deferred stock unit, whether performance-based, time-based or otherwise) (a "Restricted Stock Award") that was outstanding under any Stock Plan immediately before the Threshold Time became vested or earned and cancelled immediately following the Threshold Time and converted into the right to receive an amount (without interest thereon and subject to any applicable withholding tax) in cash equal to the product of (x) the Offer Price multiplied by (y) the total number of Shares subject to such Restricted Stock Award;

(d) pursuant to certain equity rollover retention arrangements between Dell and certain Perot Systems executives (the "Rollover Arrangements"), certain Company Stock Option Awards and Restricted Stock Awards of such Perot Systems executives were vested and cancelled, and the cash consideration that such Company Stock Option Awards and Restricted Stock Awards otherwise would have received if cashed out as described in (b) and (c) above was converted into a number of restricted stock unit awards (settleable in the common stock of Dell Inc. ("Dell Common Stock")) equal to an amount determined by multiplying such cash consideration by two, and dividing such amount by the closing trading price of one share of Dell Common Stock as reported on the Nasdaq Global Select Market on November 3, 2009;

(e) each Share outstanding immediately prior to the Effective Time that was held in the treasury of or reserved for issuance by Perot Systems, and each Share that was owned by Dell or Purchaser or direct or indirect subsidiaries of Dell or Perot Systems, was cancelled and extinguished for no consideration;

(f) each share of capital stock of Purchaser outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the surviving corporation, par value $0.01 per share; and

(g) under applicable provisions of the DGCL, Perot Systems stockholders had the right to dissent from the Merger and to obtain payment in cash of the fair value of their Shares. However, we have been informed that no Perot Systems stockholder has elected to exercise its appraisal rights in connection with the Merger.

Prior to the Merger, the Common Stock was listed and traded on the New York Stock Exchange (the "NYSE"). In connection with the Merger, Perot Systems' stock-transfer agent, BNY Mellon Shareowner Services, closed the Common Stock transfer books on November 3, 2009. On November 4, 2009, following consummation of the Merger and in accordance with Rule 12d2-2(a) of the Exchange Act, the NYSE filed with the SEC an application on Form 25 (the "Form 25") to remove the Common Stock from listing on the NYSE and to deregister the Common Stock under Section 12(b) of the Exchange Act.

Except for the Shares, the Company Stock Option Awards and the Restricted Stock Awards, immediately prior to the Effective Time, there were no outstanding equity or debt securities of Perot Systems or outstanding options, warrants or other rights of any kind to acquire equity or debt securities of Perot Systems. As a result, as of the Effective Time, all securities or rights to acquire securities of Perot Systems issued and outstanding immediately prior to the Effective Time ceased to be issued and outstanding.

II. Perot Systems Registration Statements

Perot Systems has on file with the SEC two registration statements on Form S-4 (the "Form S-4s") and seven registration statements on Form S-8 (the "Form S-8s" and, together with the Form S-4s, the "Registration Statements"). The Registration Statements were declared effective prior to the end of Perot Systems' fiscal year ended December 31, 2008. Each of these Registration Statements was updated for purposes of Section 10(a)(3) of the Securities Act on February 25, 2009, when Perot Systems filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Each Registration Statement is described below:

- Registration Statement on Form S-4 filed on February 10, 2000 (File No. 333-30068) (the "2000 Form S-4"), registering the offer and sale of 5,000,000 shares of Common Stock for the potential issuance and sale from time to time in business combination transactions. This Registration Statement was declared effective on February 24, 2000.
- Registration Statement on Form S-4 filed on November 12, 2003 (File No. 333-110387) (the "2003 Form S-4"), registering the offer and sale of 15,000,000 shares of Common Stock for the potential issuance and sale from time to time in business combination transactions. This Registration Statement was declared effective on February 18, 2005. No Common Stock was issued or sold under this Registration Statement.
- Registration Statement on Form S-8 filed on June 30, 1997 (File No. 333-30401) (the "1997 Form S-8"), registering 30,000,000 shares of Common Stock for issuance pursuant to Perot Systems' 1991 Stock Option Plan, Restricted Stock Plan, 1996 Advisor and Consultant Stock Option/Restricted Stock Incentive Plan, 1996 Non-Employee Director Stock Option/Restricted Stock Incentive Plan and Advisor Stock Option/Restricted Stock Incentive Plan. This Registration

Statement was amended by the Post-Effective Amendment No. 1 filed on February 10, 2000 to increase the number of shares of Common Stock registered thereunder to 60,000,000 shares. This Registration Statement became effective automatically upon its initial filing on June 30, 1997.

- Registration Statement on Form S-8 filed on January 7, 1999 (File No. 333-70267) (the "1999 Form S-8"), registering 20,000,000 shares of Common Stock for issuance pursuant to Perot Systems' 1999 Employee Stock Purchase Plan. This Registration Statement was amended by the Post-Effective Amendment No. 1 filed on February 25, 2000 to reflect the amendment and restatement of the 1999 Employee Stock Purchase Plan to comprise the 1999 Employee Stock Purchase Plan/Non-US and the 1999 Employee Stock Purchase Plan/US. This Registration Statement became effective automatically upon its initial filing on January 7, 1999.
- Registration Statement on Form S-8 filed on February 28, 2000 (File No. 333-31278), registering 25,000,000 shares of Common Stock for issuance pursuant to Perot Systems' 1991 Stock Option Plan. This Registration Statement became effective automatically upon filing on February 28, 2000.
- Registration Statement on Form S-8 filed on September 8, 2000 (File No. 333-45474), registering 258,745 shares of Common Stock for issuance pursuant to the PS Information Resource (Ireland) Limited Savings-Related Share Option Scheme. This Registration Statement became effective automatically upon filing on September 8, 2000.
- Registration Statement on Form S-8 filed on May 10, 2001 (File No. 333-60644), registering 15,000,000 shares of Common Stock for issuance pursuant to the Perot Systems Corporation 2001 Long-Term Incentive Plan. This Registration Statement became effective automatically upon filing on May 10, 2001.
- Registration Statement on Form S-8 filed on December 2, 2003 (File No. 333-110871), registering 83,375 shares of Common Stock for issuance by Perot Systems from time to time to non-employee directors of Perot Systems as full or partial payment of the annual director fee payable by Perot Systems pursuant to the resolutions of Perot Systems' Board of Directors dated June 3, 2003. This Registration Statement became effective automatically upon filing on December 2, 2003.
- Registration Statement on Form S-8 filed on June 1, 2006 (File No. 333-134629), registering 500,000 shares of Common Stock for issuance pursuant to the 2006 Non-Employee Director Equity Compensation Plan. This Registration Statement became effective automatically upon filing on June 1, 2006.

On November 4, 2009, Perot Systems filed a post-effective amendment to the 2000 Form S-4 to remove from registration any unsold securities remaining under such filing. The post-effective amendment was declared effective by the SEC on November 5, 2009. Also on November 4, 2009, Perot Systems submitted an application for withdrawal of the 2003 Form S-4. We have been informed by the SEC that the SEC granted such application for withdrawal on November 9, 2009.

Additionally, Perot Systems filed post-effective amendments (i) to the 1997 Form S-8 and the 1999 Form S-8 on December 14, 2009, and (ii) to each of the other Form S-8s on November 4, 2009, to remove from registration any unsold securities remaining under such filings. Each such post-effective amendment to the Form S-8s became effective automatically upon filing and, accordingly, such Form S-8s are no longer effective.

III. Exchange Act Reporting Obligations

Perot Systems currently has the reporting obligations described below with respect to the Common Stock. Except for the Common Stock, Perot Systems does not have any class of securities that is registered or required to be registered under Section 12(b) or (g) of the Exchange Act, or for which Perot Systems has a Section 15(d) reporting obligation.

The Common Stock is registered under Section 12(b) of the Exchange Act and, prior to the Merger, was listed on the NYSE. On November 4, 2009, following consummation of the Merger and in accordance with Rule 12d2-2(a) of the Exchange Act, the NYSE filed with the SEC the Form 25 to remove the Common Stock from listing on the NYSE and to deregister the Common Stock under Section 12(b) of the Exchange Act. The delisting became effective 10 days after its filing, and at such time, Perot Systems' duty to file any reports under Section 13(a) of the Exchange Act solely as a result of the registration of the Common Stock under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d)(5). However, pursuant to Rules 12d2-2(d)(6) and (7), Perot Systems' reporting obligations under Sections 13(a) and 15(d) of the Exchange Act are continuing by virtue of the fact that the Common Stock (i) was registered under Section 12(g) of the Exchange Act, and (ii) was registered on registration statements that were updated for purposes of Section 10(a)(3) of the Securities Act through Perot Systems' Exchange Act filings made during the fiscal year ended December 31, 2009.

In order to fully relieve itself of its reporting obligations under Section 13(a) of the Exchange Act, Perot Systems also has to deregister any securities registered pursuant to Section 12(g) of the Exchange Act. Prior to the registration of the Common Stock under Section 12(b) of the Exchange Act, the Common Stock was registered under Section 12(g) of the Exchange Act pursuant to a Registration Statement on Form 10. The deregistration under Section 12(b) revived Perot Systems' reporting obligations with respect to the Common Stock under Section 12(g). Following the Merger, Dell International LLC, a Delaware corporation and a wholly-owned subsidiary of Dell ("Dell LLC"), is now the sole stockholder of Perot Systems. Accordingly, Perot Systems intends to file the Form 15 to deregister the Common Stock pursuant to Rule 12g-4(a)(1) under the Exchange Act. Pursuant to Rule 12g-4(a), deregistration of the Common Stock under Section 12(g) of the Exchange Act is expected to occur 90 days after Perot Systems' filing of the Form 15. Pursuant to Rule 12g-4(b), Perot Systems' duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder solely because of the registration of the Common Stock under Section 12(g) will be suspended immediately upon the filing of the Form 15.

With respect to its duty to file reports under Section 15(d) of the Exchange Act, subject to receipt of relief requested in this letter, Perot Systems also intends the same Form 15 to be filed pursuant to Rule 12h-3(b)(1)(i) to suspend immediately its duty to file reports under Section 15(d), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Perot Systems requests relief in connection with the suspension of its reporting obligations under Section 15(d) because of Rule 12h-3(c) of the Exchange Act. In general, Rule 12h-3 states that an issuer can suspend its reporting obligations under Section 15(d) immediately upon filing a Form 15. However, Rule 12h-3(c) states that a suspension provided under Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class became effective under the Securities Act or was updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings. While the Perot Systems' Registration Statements did not become effective during the fiscal year ended December 31, 2009, these Registration Statements were automatically updated in such fiscal year for purposes of Section 10(a)(3) of the Securities Act through the filing of Perot Systems' Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Consequently, despite otherwise satisfying the requirements of Rule 12h-3, without the relief sought by this letter, Perot Systems would have certain ongoing reporting obligations in fiscal 2010 as a result of the application of Rule 12h-3(c).

IV. Discussion

We respectfully submit that, notwithstanding the provisions of Rule 12h-3(c), Perot Systems should be permitted to rely on Rule 12h-3 to suspend its duty to file current and periodic reports under Section 15(d) of the Exchange Act, including the Annual Report on Form 10-K for the fiscal year ended December 31, 2009, for the following reasons:

(a) Perot Systems Satisfies the Requirements of Rule 12h-3(a) and (b):

Perot Systems satisfies all requirements of Rule 12h-3(a) and (b) for the suspension of its duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act. Perot Systems has filed all reports required by Sections 13(a) and 15(d) for fiscal years 2007, 2008 and 2009, and will continue to make such filings until it files the Form 15 with respect to which no-action relief is being sought. Perot Systems advises the Staff that, as of the date of this letter, Perot Systems is current in its reporting obligations under the Exchange Act. In addition, no holder of the Common Stock issued pursuant to any of the Registration Statements described above currently remains a Perot Systems stockholder because, as a result of the Merger, all such holders became entitled to receive only the Offer Price, and the sole stockholder of Perot Systems is now Dell LLC. As a result, except for the application of Rule 12h-3(c), Perot Systems satisfies the criteria for suspension of reporting under Section 15(d) of the Exchange Act.

(b) Purpose of Section 15(d) Will Not Be Undermined by Granting Perot Systems Relief:

The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always necessary for public policy reasons. In the proposing release to revise Rule 12h-3, the SEC stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Proposed Suspension of Periodic Reporting Obligation, Exchange Act Release No. 34-20263, 28 SEC Docket 1290 (October 5, 1983) (the "Proposing Release").

These policy concerns are not at issue in Perot Systems' situation. As noted above, as a result of the Merger, all of the Common Stock issued and outstanding prior to the Merger was converted into the right to receive the Offer Price, and all of Perot Systems' Company Stock Option Awards and Restricted Stock Awards were converted into the right to receive cash (or Dell restricted stock unit awards pursuant to the Rollover Arrangements). As a result of the Merger, there are no longer any securities of Perot Systems outstanding (except for the shares now owned by one stockholder, Dell LLC), and no options, warrants or rights to acquire Perot Systems securities remain outstanding.

Therefore, the concern about providing ongoing current information addressed by the Proposing Release does not apply here because there are no public holders of the Common Stock or other securities of Perot Systems following the Merger. Moreover, the only "registered offerings" conducted by Perot Systems during fiscal 2009 consisted of normal course offerings to employees and directors under the Form S-8s. As noted above, Perot Systems filed post-effective amendments (i) to the 1997 Form S-8 and the 1999 Form S-8 on December 14, 2009, and (ii) to each of the other Form S-8s on November 4, 2009, to remove from registration any unsold securities remaining under such filings. Each such post-effective amendment to the Form S-8s became effective automatically upon filing and, accordingly, such Form S-8s are no longer effective. Moreover, on November 4, 2009, Perot Systems filed a post-effective amendment to the 2000 Form S-4 to remove from registration any unsold securities remaining under such filing. The post-effective amendment was declared effective by the SEC on November 5, 2009. Also on November 4, 2009, Perot Systems submitted an application for withdrawal of the 2003 Form S-4. We have been informed by the SEC that the SEC granted such application for withdrawal on November 9, 2009. Since no investor will be able to purchase securities of Perot Systems pursuant to these Registration Statements, the protection of Section 15(d) is no longer necessary or appropriate for the public interest or investor protection.

(c) Benefits of Periodic Reporting Do Not Outweigh the Filing Burdens:

Furthermore, we believe no-action relief should be granted to Perot Systems because the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when the securities are held by a small number of persons (less than 300 record holders). In the Proposing Release, the SEC noted that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." After the Effective Time, all the outstanding equity in Perot Systems is held solely by Dell LLC. Should Perot Systems not be granted relief to suspend its reporting obligations under Section 15(d), Perot Systems will be required to undergo the expensive and time-consuming process of preparing and filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for the sole "benefit" of Dell, who will already have access to the information presented in such Form 10-K (not to mention any other additional information Dell desires as the ultimate corporate parent of Perot Systems).

(d) Prior No-Action Relief Granted With Respect to Rule 12h-3(c):

Finally, on numerous occasions, the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein. See, *e.g.*, DPH Holdings Corp. (available November 12, 2009); Woodbridge Holdings Corporation (available November 9, 2009); Wyeth (available November 4, 2009); Anheuser-Busch Companies Inc. (available February 18, 2009); UST Inc. (available February 18, 2009); EnergySouth, Inc. (available December 11, 2008); ACE*COMM Corp. (available September 26, 2008); CollaGenex Pharmaceuticals, Inc. (available May 12, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008); Loudeye Corp. (available November 7, 2006); WaveRider Communications Inc. (available March 31, 2006); PacifiCare Health Systems, Inc. (available Mar. 16, 2006); IVAX Corporation (available March 10, 2006); Unocal Corp. (available October. 21, 2005); 3333 Holding Corp., Centex Development Co. (available March 17, 2004); CoorsTek, Inc. (available August 14, 2003); PayPal, Inc. (available November 13, 2002); and ConocoPhillips (available August 23, 2002). In each of these letters, notwithstanding that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) during the fiscal year in question, the Staff took a no action position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company and had no other publicly traded securities outstanding.

Accordingly, we believe that, based on the foregoing arguments, it is contrary to the underlying policy of Rule 12h-3(c) to deny Perot Systems suspension of its reporting obligations under Section 15(d) of the Exchange Act merely because of the automatic update of the Perot Systems Form S-4s and the Form S-8s pursuant to Section 10(a)(3) of the Securities Act during the fiscal year ended December 31, 2009.

V. Conclusion

For the reasons discussed above, we respectfully request, on behalf of Perot Systems, that the Staff concur with Perot Systems' view that the updating of Perot Systems' registration statements pursuant to Section 10(a)(3) of the Securities Act during its 2009 fiscal year will not preclude Perot Systems from utilizing Rule 12h-3 under the Exchange Act to suspend immediately its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act with respect to the Common Stock. Upon receiving the relief sought by this letter, Perot Systems will file the Form 15 pursuant to Rules 12g-4(a)(1) and 12h-3(b)(l)(i) to terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and to suspend immediately its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act, including Perot Systems' duty to file on or before March 1, 2010 its Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Alternatively, we request an exemption, pursuant to Section 12(h), from any obligation of Perot Systems to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting one copy of this letter by e-mail.

Please direct any questions or comments to me at (214) 953-6757 or john.martin@bakerbotts.com.

Very truly yours,



John W. Martin

cc: Thomas D. Williams
(Perot Systems Corporation)

J. David Kirkland, Jr.
Soren Lindstrom
(Baker Botts L.L.P.)